Marqeta, Inc.

180 Grand Avenue

6th Floor

Oakland, California 94612

VIA EDGAR

June 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:     Mitchell Austin, Staff Attorney

  Jan Woo

  Joseph Cascarano

  Robert Littlepage

Re:	Marqeta, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-256154

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Marqeta, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 8, 2021 at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Mitzi Chang at (415) 733-6017. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Mitzi Chang.

Under separate cover, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

Signature page follows.

If you have any questions regarding this request, please contact Mitzi Chang of Goodwin Procter LLP at (415) 733-6017.

Sincerely,

MARQETA, INC.

By:	/s/ Philip Faix
Name:	Philip Faix
Title:	Chief Financial Officer

cc:	Jason Gardner, Marqeta, Inc.

Seth R. Weissman, Marqeta, Inc.

Caine Moss, Goodwin Procter LLP

Mitzi Chang, Goodwin Procter LLP

Bradley C. Weber, Goodwin Procter LLP

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.